Jingwei International Limited

Unit 701-702, Building 14, Keji C. Rd. 2nd,

Software Park,

Nanshan District, Shenzhen, 518057, China

February 6, 2012

Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jingwei International Limited
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed September 20, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011 Filed August 15, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 14, 2011
File No. 001-34744

Dear Mr. Krikorian:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), the Company’s response to the comments set forth in the Staff’s letter dated January 23, 2012 (the “Staff’s Letter”). As discussed with the Staff, we propose to file appropriate amendments to the filings captioned above upon resolution of the issues identified and discussed below, or upon the earlier request of the Staff as may be required to ensure satisfaction by the Staff with the form and substance of our disclosure modifications.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter and references to “Notes” are to the footnotes to our consolidated financial statements):

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements for the Years Ended December 31, 2010 and 2009

Note 14. VIE, page F-24

1.	We note your response to prior comment 1. We note your response to prior comment 1. Please clarify whether the decision to renew the Intellectual Property Agreement must be approved by Jingwei Communication’s shareholders. If approval is required by the shareholders, please tell us why this does not represent a substantive kick-out right that would prevent consolidation of the VIE as provided for in ASC 810-10-25-38C. Further, please provide us with an update on the status of your negotiations regarding the renewal of this agreement.

Mr. Stephen Krikorian
Securities and Exchange Commission
February 6, 2012

Response: The approval from the Jingwei Communication’s shareholders is not required for the renewal of the Intellectual Property Agreement. The Intellectual Property Agreement was renewed until February 7, 2013 on February 3, 2012.

2.	You indicate in response to prior comment 1 that through the Operating Agreement the shareholders of Jingwei Communication have agreed to appoint persons recommended by Jingwei Hengtong to serve as Jingwei Communication’s directors, and to appoint Jingwei HengTong’s senior managers as Jingwei Communication’s General Manager, Chief Financial Officer, and other senior officers. Once the members of the board of directors or senior management have been appointed, tell us whether they have the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance without your consent or by nonrenewal or termination of significant contracts. That is, explain how Jingwei Hengtong can control the actions of these members subsequent to being placed in their respective positions..

Response: Pursuant to the Operating Agreement, without the prior written consent of Jingwei Hengtong, Jingwei Communication and its shareholders shall not conduct any transaction which may materially affect Jingwei Communication's assets, obligations, rights or operations (excluding contracts, agreements, sale or purchase of assets in the ordinary course of Jingwei Communication's business and the lien obtained by relevant counter-parties due to such agreements). Moreover, Jingwei Communication and its shareholders shall accept, from time to time, the guidance provided by Jingwei Hengtong in connection with Jingwei Communication's daily operations, financial management, employment and dismissal of employees.

In addition, if the members of the board of directors or senior management of Jingwei Communication direct its activities in a manner that may significantly impact the entity’s economic performance without Jingwei Hengtong's consent, Jingwei Hengtong is entitled to request Jingwei Communication and its shareholders to remove such director or senior manager and to appoint new persons recommended by Jingwei Hengtong.

* * * * * * *

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

 Mr. Stephen Krikorian
Securities and Exchange Commission
February 6, 2012

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George Du
George Du
Chairman and Interim Chief Executive Officer